As filed with the Securities and Exchange Commission on August 14, 2008
Registration No. 333-152828

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective
Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

REINSURANCE GROUP OF AMERICA,
INCORPORATED
(Exact name of Registrant as specified in its charter)

Missouri	6321	43-1627032
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1370 Timberlake Manor Parkway
Chesterfield, Missouri 63017
(636) 736-7439
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jack B. Lay
Senior Executive Vice President and Chief Financial Officer
Reinsurance Group of America, Incorporated
1370 Timberlake Manor Parkway
Chesterfield, Missouri 63017-6039
(636) 736-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

R. Randall Wang James R. Levey Bryan Cave LLP One Metropolitan Square 211 North Broadway, Suite 3600 St. Louis, Missouri 63102 (314) 259-2000	James L. Lipscomb Executive Vice President and General Counsel MetLife, Inc. 200 Park Avenue New York, New York 10166 (212) 578-2211	Adam O. Emmerich David K. Lam Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale to the public:  As promptly as practicable after the filing of this Registration Statement and other conditions to the commencement of the exchange offer described herein have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ 333-152828

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

Explanatory Note

This Post-Effective Amendment No. 1 is being filed solely to include exhibits 99.1 through 99.13 (which are being incorporated by reference) in accordance with Rule 462(d) under the Securities Act of 1933, as amended, and, accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission. No changes have been made to Part I or Part II of the Registration Statement other than to include such exhibits.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	Indemnification of Directors and Officers.

Section 351.355(1) of the Revised Statutes of Missouri provides that a corporation may indemnify a director, officer, employee or agent of the corporation in any action, suit or proceeding other than an action by or in the right of the corporation, against expenses (including attorneys’ fees), judgments, fines and settlement amounts actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action, had no reasonable cause to believe his conduct was unlawful. Section 351.355(2) provides that the corporation may indemnify any such person in any action or suit by or in the right of the corporation against expenses (including attorneys’ fees) and settlement amounts actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that he may not be indemnified in respect of any matter in which he has been adjudged liable for negligence or misconduct in the performance of his duty to the corporation, unless authorized by the court. Section 351.355(3) provides that a corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the action, suit or proceeding if he has been successful in defense of such action, suit or proceeding and if such action, suit or proceeding is one for which the corporation may indemnify him under Section 351.355(1) or (2). Section 351.355(7) provides that a corporation will have the power to give any further indemnity to any such person, in addition to the indemnity otherwise authorized under Section 351.355, provided such further indemnity is either (i) authorized, directed or provided for in the articles of incorporation of the corporation or any duly adopted amendment thereof or (ii) is authorized, directed or provided for in any bylaw or agreement of the corporation which has been adopted by a vote of the stockholders of the corporation, provided that no such indemnity will indemnify any person from or on account of such person’s conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

The RGA amended and restated articles of incorporation filed as Exhibit 3.1 to this document contain provisions indemnifying its directors, officers, employees and agents to the extent authorized specifically by Sections 351.355(1), (2), (3) and (7). RGA has entered into indemnification contracts with the officers and directors of RGA. The contracts provide that RGA under certain circumstances may self-insure against directors’ and officers’ liabilities now insured under the policy of insurance referred to below and will provide indemnity to the fullest extent permitted by law against all expenses (including attorneys’ fees), judgments, fines and settlement amounts, paid or incurred in any action or proceeding, including any act on behalf of RGA, on account of their service as directors or officers of RGA, any subsidiary of RGA or any other company or enterprise when they are serving in such capacities at the request of RGA, excepting only cases where the conduct of such person is adjudged to be knowingly fraudulent, deliberately dishonest or willful misconduct.

RGA’s articles of incorporation limit the liability of RGA’s directors to RGA or any of RGA’s shareholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted under Missouri law.

Directors or officers of RGA who are directors or officers of MetLife or its affiliates may also be entitled to indemnification pursuant to the charter documents of such companies or under the provisions of agreements with such companies providing indemnification to them since they serve as directors or officers of RGA at the request of MetLife or its affiliates, as the case may be. Such individuals may also be covered by directors’ and officers’ liability insurance policies of MetLife or its affiliates, as the case may be.

MetLife, Inc., maintains a policy of insurance under which the directors and officers of RGA are insured, subject to the limits of the policy, against certain losses, as defined in the policy, arising from claims made against such directors and officers by reason of any wrongful acts, as defined in the policy, in their respective capacities as directors or officers.

ITEM 21.	Exhibits and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index.

(b) Financial Statement Schedules.

None.

(c) Reports, Opinions and Appraisals.

None.

ITEM 22.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of the Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities

Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial offering thereof.

(d) Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on August 14, 2008.

REINSURANCE GROUP OF AMERICA, INCORPORATED

By:	/s/ Jack B. Lay
Name:     Jack B. Lay

Title:	Senior Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* A. Greig Woodring		President, Chief Executive Officer and Director (Principal Executive Officer)	August 14, 2008

/s/ Jack B. Lay Jack B. Lay		Senior Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	August 14, 2008

* William J. Bartlett		Director	August 14, 2008

* J. Cliff Eason		Director	August 14, 2008

* Stuart I. Greenbaum		Director	August 14, 2008

* Alan C. Henderson		Director	August 14, 2008

* Steven A. Kandarian		Director	August 14, 2008

* Georgette A. Piligian		Director	August 14, 2008

* Joseph A. Reali		Director	August 14, 2008

*By:	/s/ William L. Hutton as attorney-in-fact pursuant to authority granted by powers of attorney, copies of which have been previously filed

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

3.1		Restated Articles of Incorporation of RGA, incorporated by reference to Exhibit 3.1 of RGA’s Current Report on Form 8-K filed June 30, 2004.
3.2		Bylaws of RGA, incorporated by reference to Exhibit 3.2 of RGA’s Quarterly Report on Form 10-Q filed August 6, 2004.
3.3		Form of Amended and Restated Articles of Incorporation of RGA proposed for approval by shareholders of RGA (incorporated by reference to Appendix B to the proxy statement/prospectus in Part I of RGA’s Registration Statement on Form S-4 (File No. 333-151390)).
3.4		Form of Amended and Restated Bylaws of RGA to become effective subject to and upon consummation of recapitalization, incorporated by reference to Exhibit 3.4 of RGA’s Current Report on Form 8-K filed June 5, 2008.
4.1		Specimen of the certificate representing RGA’s class A common stock, incorporated by reference to Exhibit 4 of RGA’s Registration Statement on Form 8-A filed July 17, 2008.
4.2		Specimen of the certificate representing RGA’s class B common stock, incorporated by reference to Exhibit 5 of RGA’s Registration Statement on Form 8-A filed July 17, 2008.
4.3		Section 382 Rights Agreement dated June 2, 2008 between RGA and Mellon Investor Services LLC, as Rights Agent, incorporated by reference to Exhibit 4.1 of RGA’s Registration Statement on Form 8-A filed June 2, 2008.
4.4		Form of Amended and Restated Section 382 Rights Agreement between RGA and Mellon Investor Services, LLC proposed for approval by shareholders of RGA (incorporated by reference to Exhibit C to the proxy statement/prospectus in part I of RGA’s Registration Statement on Form S-4 (File No. 333-151390)).
5	.1*	Opinion of William L. Hutton, Esq. as to the legality of the class A common stock and class B common stock.
8	.1*	Opinion of Wachtell, Lipton, Rosen & Katz regarding tax matters.
10.1		Recapitalization and Distribution Agreement, dated as of June 1, 2008, by and between MetLife, Inc. (“MetLife”) and RGA (included as Appendix A to the prospectus included in this Registration Statement).
21.1		List of Subsidiaries of RGA, incorporated by reference to Exhibit 21.1 of RGA’s Annual Report on Form 10-K for the year ended December 31, 2007.
23	.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm for MetLife.
23	.2*	Consent of Deloitte & Touche LLP, independent registered public accounting firm for RGA.
23	.3*	Consent of William L. Hutton, Esq. (included in his opinion in Exhibit 5.1).
23	.4*	Consent of Wachtell, Lipton, Rosen & Katz (included in its opinion in Exhibit 8.1).
24	.1*	Powers of Attorney (included on signature page of the original filing of this Registration Statement).
99.1		Letter of Transmittal for the Exchange Offer (book entry), incorporated by reference to Exhibit (a)(1)(ii) to Schedule TO of MetLife filed on August 14, 2008 (File No. 001-15787).
99.2		Letter of Transmittal for the Exchange Offer (certificates), incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO of MetLife filed on August 14, 2008 (File No. 001-15787).
99.3		Letter of Instructions for the Exchange Offer (MetLife Policyholder Trust), incorporated by reference to Exhibit (a)(1)(iv) to Schedule TO of MetLife filed on August 14, 2008 (File No. 001-15787).
99.4		Participant Direction Form for the Exchange Offer (MetLife Employee Benefit Plans), incorporated by reference to Exhibit (a)(1)(v) to Schedule TO of MetLife filed on August 14, 2008 (File No. 001-15787).
99.5		Instructions for Letter of Transmittal for the Exchange Offer (book entry and certificates), incorporated by reference to Exhibit (a)(1)(vi) to Schedule TO of MetLife filed on August 14, 2008 (File No. 001-15787).
99.6		Instructions for Letter of Instructions for the Exchange Offer (MetLife Policyholder Trust), incorporated by reference to Exhibit (a)(1)(vii) to Schedule TO of MetLife filed on August 14, 2008 (File No. 001-15787).
99.7		Instructional Letter to Participants in MetLife Employee Benefit Plans, incorporated by reference to Exhibit (a)(1)(viii) to Schedule TO of MetLife filed on August 14, 2008 (File No. 001-15787).
99.8		Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(ix) to Schedule TO of MetLife filed on August 14, 2008 (File No. 001-15787).

Exhibit
Number	Description of Exhibit

99.9	Notice of Withdrawal (book entry and certificates), incorporated by reference to Exhibit (a)(1)(x) to Schedule TO of MetLife filed on August 14, 2008 (File No. 001-15787).
99.10	Notice of Withdrawal (MetLife Policyholder Trust), incorporated by reference to Exhibit (a)(1)(xi) to Schedule TO of MetLife filed on August 14, 2008 (File No. 001-15787).
99.11	Notice of Withdrawal (MetLife Employee Benefit Plans), incorporated by reference to Exhibit (a)(1)(xii) to Schedule TO of MetLife filed on August 14, 2008 (File No. 001-15787).
99.12	Letter to Brokers, incorporated by reference to Exhibit (a)(1)(xiii) to Schedule TO of MetLife filed on August 14, 2008 (File No. 001-15787).
99.13	Letter from Brokers to Clients, incorporated by reference to Exhibit (a)(1)(xiv) to Schedule TO of MetLife filed on August 14, 2008 (File No. 001-15787).

*	Previously filed.